February 27,
2020

Ron Poliakine
Chief Executive Officer
Nano-X Imaging Ltd.
Communications Center
Neve Ilan, Israel 9085000

       Re: Nano-X Imaging Ltd.
           Amendment No. 3 to Draft Registration Statement on Form F-1 Submitted February 18, 2020
           CIK No. 0001795251

Dear Mr. Poliakine:

      We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amended Draft Registration Statement submitted February 18, 2020

Collaboration Agreement with Intertrading Australia Ltd., page 88

1. We note you have entered into a Medical Screening as a Service Agreement with
       Intertrading Australia Ltd. Please file this agreement as an exhibit to your filing or tell us why you do not believe it is required to be filed. Please refer to Item 601(b)(10) of
       Regulation S-K. Similarly address the agreement you entered into with USARAD.
Consolidated Financial Statements
Note 1. General, page F-7

2. You disclose on page F-7 that in November 2019, Nanox PLC transferred to Nanox IL an amount of $7.2 million under the APA. You also disclose on page F-8 that the
 Ron Poliakine
Nano-X Imaging Ltd.
February 27, 2020
Page 2
      consideration in the transaction (the "Related Party Liability") was recorded at the beginning of the earliest period presented against a decrease in shareholders' equity and a corresponding non-cash investing and financing activity of $10,276 thousand in your statements of cash flow. Please tell us the nature of the consideration for $7.2 million and why the transaction is not retrospectively applied to your 2018 financial statements.
      Revise the disclosure as necessary.
Note 10. Related Parties, page F-21

3. You disclose that during the years ended December 31, 2019 and 2018, the total expenses to Six-Eye were $679 thousand and $1,434 thousand, respectively. You also disclose that the $3,684 thousand of proceeds from investors in 2018 were used to prepay expenses to
      Six-Eye. Since the account has a zero balance as of December 31, 2019, please tell us what happened to the remaining prepayment of $1,571 thousand (i.e., $3,684 thousand less $679 thousand and $1,434 thousand) and revise the disclosure as necessary.
       You may contact Li Xiao at 202-551-4391 or Kate Tillan at 202-551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact
Paul Fischer at 202-551-3415 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                            Sincerely,
FirstName LastNameRon Poliakine
                                                            Division of
Corporation Finance
Comapany NameNano-X Imaging Ltd.
                                                            Office of Life
Sciences
February 27, 2020 Page 2
cc:       Andrea Nicolas, Esq.
FirstName LastName